UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No.     )

Applix, Inc.

(Name of Subject Company)

Applix, Inc.

(Names of Person(s) Filing Statement)

Common Stock, $0.0025 par value per share

(Title of Class of Securities)

038316105

(CUSIP Number of Class of Securities)

Applix, Inc.

289 Turnpike Road

Westborough, Massachusetts 01581

Attention: Milton A. Alpern, Chief Financial Officer
(508) 870-0300

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following exhibits:

Exhibit A  —  Exhibit A is a joint press release dated as of September 5, 2007, relating to the proposed acquisition of Applix, Inc. (“Applix”) by Cognos Incorporated (“Cognos”).

Exhibit B  —  Exhibit B is a memorandum from the Applix Chief Executive Officer distributed to Applix employees on September 5, 2007.

In addition, the Agreement and Plan of Merger, dated as of September 4, 2007, among Applix, Cognos and Dimension Acquisition Corp. was filed by Applix on a Current Report on Form 8-K today, and is incorporated by reference into this filing.

2

Exhibit A

Media Contacts:

Cognos	Applix
Steve Milmore,	Charlotte Locke,
781-313-2403	508-475-2441
steve.milmore@cognos.com	clocke@applix.com
or	or
Lois Paul & Partners, LLC	Citigate Cunningham
Jessica Sutera,	Jena Murphy
781-782-5789	617-374-4216
jessica_sutera@lpp.com	jmurphy@citigatecunningham.com
or	or
Investor Relations:	Investor Relations:
Cognos	Applix
John Lawlor,	Milt Alpern,
613-738-3503	508-475-2450
john.lawlor@cognos.com	malpern@applix.com

Cognos® to Acquire Applix

-Acquisition of Leading Analytics Company to Extend Cognos Financial Performance Management Leadership-

OTTAWA, ON and WESTBOROUGH, MA, Sept. 5, 2007 — Cognos (NASDAQ: COGN; TSX: CSN), the world leader in business intelligence and performance management solutions, and Applix, Inc. (NASDAQ: APLX), a publicly held company based in Westborough, Massachusetts and an industry leader in analytics, today jointly announced the execution of a definitive agreement for Cognos to acquire Applix. With this acquisition, Cognos expects to further extend its position as a leading independent provider of financial performance management.

The planned acquisition is a cash tender offer of $17.87 per share, which equates to approximately $339 million or $306 million net of Applix cash on hand.  The transaction is subject to the receipt of regulatory approvals and other customary closing conditions. Cognos expects the acquisition to be completed in the fourth calendar quarter of 2007.

“This acquisition is a terrific strategic fit for Cognos. Applix will broaden our solution offering and provide Cognos with an innovative, 64-bit, in-memory analytics capability,” said Rob Ashe, Cognos CEO. “It will also bring into the company a very strong employee and customer base that has been committed to performance management through high-impact analytics. This is another major step forward for Cognos in delivering leading performance management solutions to finance and across operations.”

“We believe that this combination represents a great opportunity for the entire Applix community,” said David Mahoney, president and CEO at Applix. “Our customers, partners and employees will become an important part of Cognos, which will allow the company to further enhance its position as a leader in the analytics market. Our organizations are very complementary, and I feel that they will blend together to create a leader in the financial performance management market.”

Applix will complement Cognos flagship products— Cognos 8 Planning, Cognos 8 Controller, and Cognos 8 Business Intelligence —specifically in the area of financial performance management. Applix performance analytics will give customers new and enhanced capabilities to analyze and optimize financial performance. This will include improved analysis and optimization of large, complex financial performance data; strong finance self-service capabilities such as business rules management; new solution areas including profitability analysis; and innovative technology, including Applix TM1, a patented, 64-bit, in-memory multidimensional OLAP server.

With trailing 12 months revenue of US $61.2 million and year-over-year growth of 45%, Applix is recognized as a leader in the financial analytics market. The company and its global network of partners help more than 3,000 customers worldwide manage their business analytics needs. Customers range across a broad variety of industries including insurance, financial services, banking, healthcare, pharmaceutical, telecommunications, manufacturing, consumer goods and retail. Incorporated in 1983, Applix has been publicly traded since 1994. Applix has also been recognized by numerous industry and analyst groups for being a technical and strategic leader in the marketplace, including being positioned in the Visionaries Quadrant of Gartner’s CPM Magic Quadrant.

Conference Call Details

Cognos will review details of the proposed acquisition at 8:45 a.m. Eastern Time, today, September 5, 2007.

Listeners can access the conference call at 866-249-1964 for North America and 416-915-5651 outside North America, or via Webcast at http://www.cognos.com/company/investor/events/070905.

An archive of the Webcast can be accessed at http://www.cognos.com/company/investor/events/070905 following the conference call. A replay of the conference call will be available from September 5, 2007 at 10:15 a.m. Eastern Time until September 19, 2007 at 11:59 p.m. Eastern Time. The replay can be accessed at 416-640-1917. The passcode for the replay is 21245986#.

##

About Applix, Inc.
Applix (NASDAQ: APLX) empowers agile enterprises by offering the only complete Business Analytics software solution. The Company is focused exclusively on providing a single, cohesive Performance Management and Business Intelligence solution, with strategic planning, forecasting, consolidations, reporting and analytics across financial, operational, sales and marketing, and human resources departments. The Applix platform, powered by the renowned TM1 analytics engine, reaches farther, deploys easier, and reacts faster than any business analytics solution available today. Applix and its global network of partners help 3,000 customers worldwide manage their business performance and respond proactively to the marketplace. Headquartered in Westborough, MA, Applix maintains offices in North America, Europe and Asia Pacific.

About Cognos:

Cognos, the world leader in business intelligence and performance management solutions, provides world-class enterprise planning and BI software and services to help companies plan, understand and manage financial and operational performance. Cognos brings together technology, analytical applications, best practices, and a broad network of partners to give customers a complete performance system. The Cognos performance system is an open and adaptive solution that leverages an organization’s ERP, packaged applications, and database investments. It gives customers the ability to answer the questions - How are we doing? Why are we on or off track? What should we do about it? — and enables them to understand and monitor current performance while planning future business strategies.

Cognos serves more than 23,000 customers in more than 135 countries, and its top 100 enterprise customers consistently outperform market indexes. Cognos performance management solutions and services are also available from more than 3,000 worldwide partners and resellers. For more information, visit the Cognos Web site at http://www.cognos.com.

Cognos and the Cognos logo are trademarks or registered trademarks of Cognos Incorporated in the United States and/or other countries. All other names are trademarks or registered trademarks of their respective companies. Note to Editors: Copies of previous Cognos press releases and Corporate and product information are available on the Cognos Web site at www.cognos.com.

Important Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Applix’s common stock will only be made pursuant to an offer to purchase and related materials that Cognos intends to file with the securities and exchange commission. Applix will file a solicitation/recommendation statement with respect to the offer. Once filed, Applix stockholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, Applix stockholders will be able to obtain the offer to purchase, the solicitation/recommendation statement and related materials with respect to the offer free of charge at the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials, from Applix or from Cognos.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release regarding the proposed transaction between Cognos and Applix, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Cognos’ or Applix’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including a sufficient number of Applix shares being tendered, may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Applix’s operations into those of Cognos; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Applix may be difficult; Cognos and Applix are subject to intense competition and increased competition is expected in the future; the failure to protect either party’s intellectual property rights may weaken its competitive position; Cognos is dependent on large transactions; customer decisions are influenced by general economic conditions; third parties may claim that either party’s products infringe their intellectual property rights; fluctuations in foreign currencies could result in transaction losses and increased expenses; acts of war and terrorism may adversely affect either party’s business; the volatility of the international marketplace; and the other factors described in Cognos’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC and the Canadian Securities Administrators, and Applix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC.  Cognos and Applix assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Exhibit B

Below is the text of a memorandum distributed to Applix employees on September 5, 2007:

“Memorandum to all employees regarding the acquisition of Applix by Cognos

Good morning.

As you may have already read about or heard, at 7:30 a.m. this morning it was announced that Applix has agreed to be acquired by Cognos.  I would like to give you some background to this event, discuss where things go from here and why I think this is a positive move for the two companies.

Obviously, with any major news about the company, it is preferable to share that news with our employees first.  However, as we are both public companies, we are required by law to keep this type of transaction highly confidential until it can be released to the public.  Therefore, I was unable to provide you with any data until this point.  I do want to assure each of you that we plan provide you all the information possible moving forward in the most timely manner possible.

Now let me provide you a bit of insight into how we arrived at this opportunity.  Several weeks ago, Cognos’ management approached Applix with an offer to acquire us.  While we found this to be very exciting the Board and management team did not take this decision lightly in view of the momentum we had in the market and the value that we have created over the past four and a half years.  A period where we have grown Applix’s shareholder value form $25M in 2003 to over $340M, which is the approximate price offered by Cognos today.  However, after a lengthy series of meetings between the companies the Applix Board and management decided that the offer being presented was very attractive to our shareholders and offered tremendous potential to create a strong organization in the performance management market.  Based on these factors a decision was made to accept this offer, which is what we announced earlier today.

The merger of Cognos and Applix has significant strategic implications.   We feel that this combination will be very well received by our combined customer base of over 6,500 customers around the world. It will also provide additional visibility for our global partner community by opening up new potential areas where they can provide their unique knowledge of how to build powerful applications using TM1.

As for you, the employees, I think this represents a tremendous opportunity to build on your experiences at Applix and, as a result of being a part of a much larger organization, be in a position to explore many new career options. From early in our discussions, Cognos management has made it clear that they recognize the value of the skills and experience the Applix employees bring to this new organization.  They recognize the power and uniqueness of Applix TM1, but they also realize that it is just a technology and without the people who have made it what it is today they will not be able to have the market impact they are planning.

Today’s announcement is just the beginning of a process that will continue for several more weeks before we finalize this transaction. During that time we will continue to operate as an independent company and everyone should assume that their job remains the same for now. There is much more information to share and I am sure that you all have many questions that you would like to ask.   To get this process started I would like to invite you to join me and a number of the executives from Cognos at an employee meeting at 11:30 EST at the Courtyard Marriott Hotel in Marlboro.  Employees outside of Westboro can join the meeting through the following conference call numbers:

Conference Call Dial-In

                                                If calling from within the U.S.:    1-866-469-3239 (Toll Free)
                                                                                                      1-650-429-3300

                                                If calling from outside the U.S.:
                                                            UK Toll Free:  0800-028-8023
                                                            Germany Toll Free:  0800-101-6943
                                                            Australia Toll Free:  1800-093-897
                                                            The Netherlands Toll Free:  0800-022-6826
                                                            France Toll Free:  0800-90-5571

                                                           Attendee Access Code:  14752425

In anticipation of your questions we have put together the attached FAQ.  Please read through it,  we hope it will answer most of your immediate questions and feel free to ask any other questions you may have at our meeting at 11:30.

Speaking on behalf of the Applix Board and management team I want to express how excited we are about today’s announcement.  Thank you all for helping to accomplish this important milestone and I look forward to seeing you at 11:30.

David Mahoney
President & CEO

EMPLOYEE FAQ:
Cognos’ Acquisition of Applix

Why did we agree to be acquired by Cognos now?

Over the past several years Cognos has continued to develop a very strong business in the office of finance (OoF).  This transaction further strengthens their position in the OoF by increasing their overall capacity to deliver complete and extensible performance management solutions and by providing them an in-memory read/write analytics platform to enhance their already successful distributed planning environment.  For us at Applix, this combination will provide us with the expanded resources to fulfill our vision for delivering a complete business analytics platform for both financial and operational performance management and will better position us to compete with our larger competitors.  Additionally, we believe that Cognos has a very similar history and shares the same people values that we hold and will provide excellent opportunities both personally and professionally for our employees.

Will Applix be integrated into Cognos or will it run as a separate entity?

Cognos is acquiring Applix because we see value in Applix people and its products, and we expect to leverage the combined strengths and assets of both market leaders.

What does this announcement mean to me and my job at Applix?

Until the acquisition closes nothing changes in your role, reporting relationship, or salary.  We will continue to operate under Applix policies and practices from today through the closing.  After the closing is complete additional information will be available.

Are the executives of Applix staying on with Cognos? What will be their roles?

The deep expertise of Applix executives and strong ethics fit well with Cognos’ culture and values. Leadership roles will be announced after the transaction has closed.

Will other people change positions or have some of their job duties adjusted?

Possibly.  We will be looking closely at practices, roles and responsibilities across the two organizations to preserve best practices and ensure employees are in opportunities that fully utilize their skill/knowledge and bring maximum benefit to our company and our customers.

Who is deciding which employees will do what and whether any positions will be eliminated?

After the transaction has closed, staff at various levels of both companies will be involved in determining the plan for the combined organization. This team will identify all the issues that will need to be resolved and will work very quickly to make recommendations on how best to integrate the organizations.  We will communicate those recommendations to all employees as soon as possible.  As is the case in every acquisition,  there are always some identified areas for synergies and there will most likely be a few positions, primarily in our F&A organizations that will be absorbed into the Cognos infrastructure.  These synergies will not be implemented until after the transaction closes.  If an Applix employee’s position is affected by any synergies they will be told as soon as possible and if there is not another open position within Cognos available for that person he/she will be eligible to receive a severance package after the position is transitioned out.  No changes are expected till after the end of the year.

Will employees have a say in deciding what they do?

We want to make certain employees are satisfied with their career choice in Cognos. We also want to ensure we are maximizing the career potential of our valued employees and fully utilizing your talents.  After the transaction has closed, we expect to have meetings with all Applix employees to understand their career interests and strengths, so that potential opportunities within the new combined organization can be discussed. These discussions will help guide us and assist in determining if role adjustments or internal movements should take place across the combined organization.

When do we expect the transaction to close?

There are a number of regulatory and legal steps that we need to follow before the acquisition is approved and we can finalize the transaction.  The process will take a number of weeks but we do expect, based on our obtaining regulatory approvals, that we will be able to close the transaction sometime in the fourth quarter of this calendar year.  In the interim is critical that we continue to focus on the business objectives we set at the beginning of the year and to meet or exceed those objectives.

Will we close Applix or Cognos offices? Will anyone need to relocate offices?

Once the transaction has finalized, we will take a close look at the combined organizations’ global resources to ensure they are allocated effectively. We anticipate some office consolidation and relocations to occur but these decisions will only be taken once we have carefully evaluated the impact on the employees and the business.

What is going to happen to the products, will TM1 be eliminated or will any of the Cognos products be replaced?

There are many reasons for this acquisition, and one is certainly the value that the Applix products brings to Cognos.  While all of the plans are not finalized regarding how the products will ultimately integrate, the value of TM1 is a major part of this transaction.  To find more information on product plans and market impact please feel free to review the market impact FAQ on the intranet sight for employees.

Will my benefits be impacted by this transaction?

Benefits are a critical component of both companies’ total rewards programs, and both companies offer comprehensive benefits packages to their employees. Decisions regarding benefits programs will be made carefully and communicated to employees. Ample time will be provided if new enrollments in Cognos plans become necessary after the close. In the U.S. there will be a separate memo distributed shortly regarding changes to the 401k plan.

What kind of benefits does Cognos offer?

Cognos offers a comprehensive benefits program. Some of the benefits can be found on the website; more specific details will be made available to employees after the close.

What happens to my ESPP contributions for this cycle?

The ESPP program will terminate the day of the closing of the tender offer and all monies that have been contributed will be returned to the employees.

What happens to my Applix Stock Options?

Upon the closing of the merger all vested stock options will be cashed out using a formula that  subtracts the original strike price from the acquisition price of $17.87 times the number of options.

For example, if an employee has 1000 vested options with a strike price of $10.00 they will receive a cash payout of (($17.87-$10.00)*1000) = $7,870 less applicable taxes.

 Any remaining unvested Applix stock options will convert to unvested Cognos stock options.  The conversion of Applix stock options into Cognos stock options will be calculated using the following formula.  The sale price of $17.87 divided into the average closing price of the Cognos stock over the ten (10) trading days before the merger closes.  The strike price will also be converted using the same formula.

For example; If the average closing price of the Cognos stock over the ten trading days before the merger closes is $40.00  the conversion factor is 2.238 or ($40.00/$17.87).   Assuming an Applix employee has 1000 stock options at a strike price of $10.00 that means that employee would now now have 1000/2.238  or  by rounding up to the nearest whole number, 447 Cognos options. The new strike price is calculated by multiplying the old strike price by the same conversion factor of 2.238.  Therefore the new strike price for those 447 unvested options would be $10.00 * 2.238 or $22.38.  The net effect is that the beginning value is exactly the same before or after the conversion.  1000 * $10.00 = $10,000 or 447 * $22.38 = $10,000.

All terms and conditions applicable to the converted stock options, including vesting schedule, will remain the same terms and conditions that were applicable to the original Applix option agreement,

How do I stay informed and whom do I contact if I have questions?

We will continue to keep you informed of the acquisition process through on-going communications over the next few weeks.  We will post all of these communications and any other critical information regarding the transaction on the intranet at www.applixintranet.com/integration/employees so you will have one place to go to find all  relevant information. Your manager and Human Resources are available for any questions you may have. Additionally, we have set up the email acquisition@Applix.com where you can post any question related to the acquisition and we will guarantee a response within 48 hours.

What should I say to customers that call me regarding the acquisition?

A letter announcing this transaction was sent to all customers and partners this morning shortly after the press release was issued.  Those employees who are responsible for dealing directly with customers and partners should familiarize themselves with these letters and associated FAQs, which can be found on our website at www.applix.com/integration.  Any other employee who receives questions from customers or partners should refer these questions to Ben Plummer or Michael Morrison.

What do I say if someone from the press or an analyst calls to ask me about the acquisition?

You should refer all press inquiries to Ben Plummer, VP Marketing at 508-616-5213 or Milt Alpern 508-475-2450  Remember, this transaction is not complete and is still subject to a variety of regulations regarding disclosure.  Therefore, under no circumstances should you make any type of remarks to the press or analysts.

What do we work on in the meantime?

First and foremost it is important to remember that this transaction is still in the process of closing.  It is important that during this period we continue to execute on all of our project and continue to drive the business as usual.  While this transition will be very busy and will undoubtedly cause some confusion as our organizations blend together, we must remember that the ultimate goal is to continue to deliver the value that we always have at Applix.  We will work to insure that the transition work is completed as efficiently as possible to minimize the impact on our employees and customers.

Who is Cognos?

Cognos is a world leader in business intelligence and corporate performance management solutions. Cognos employees over 3,600 employees, serving more than 23,000 customers around the globe.  Trailing four quarter revenue ended May 30, 2007 is $998.9M USD.

Why is Cognos acquiring Applix?

This acquisition will be important to Cognos for a few reasons:

•                  First is Market Leadership in Financial Performance Management.  The acquisition of Applix will enhance our position as a leading independent provider of Financial Performance Management.   We will gain 3,000 performance management customers and over 200 performance management specialists across products, sales, services and support.  This will give us a combined 6,500 performance management customers.  Additionally we will gain a growing number of performance management partners worldwide focused on mid-enterprise.

•                  Second, the acquisition will gives Cognos the Broadest Solution Coverage in Financial Performance Management for driving Financial Performance Management.  Specifically it will extend our ability to address financial performance management, deliver agile self-service finance solutions value for developing and deploying analytics and add the ability to address new solution areas like profitability analysis, sales mix, and price / volume variance analysis.

•                  Third, the acquisition will further our Technology & Innovation Leadership with innovative and leading OLAP server.  This patented 64 bit, in memory multidimensional server allows finance users to perform high performance real-time read-write operations to deliver benefits quickly.

What makes Cognos great and what it shares with Applix are the strong values that the people at Cognos and Applix live and work by everyday. Cognos is a company that operates with integrity and proficiency in everything it does. It is a company that puts its people first; a company where people stay; an innovative company that takes pride in product excellence; and a company that is passionate about doing whatever it takes to make its customers successful.”

* * * * * * *

Important Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of Applix’s common stock will only be made pursuant to an offer to purchase and related materials that Cognos intends to file with the Securities and Exchange Commission (the “SEC”).  Applix will file a solicitation/recommendation statement with respect to the offer.  Once filed, Applix stockholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.  Once filed, Applix stockholders will be able to obtain the offer to purchase, the solicitation/recommendation statement and related materials with respect to the offer free of charge at the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials, from Applix or from Cognos.